Filed Pursuant to Rule 425

Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Filer: Plum Creek Timber Company, Inc.

Commission File No.: 001-10239

Subject Company: Plum Creek Timber Company, Inc.

The following is a transcript of an employee conference call hosted by Plum Creek Timber Company, Inc. on November 9, 2015 at 10:00 a.m. PST to discuss the proposed merger of Plum Creek Timber Company, Inc. with and into Weyerhaeuser Company.

Operator:	This is Conference #: 77278918

Operator:	Good day, ladies and gentlemen and welcome to the Plum Creek all employee conference call. At this time, all participants are in a listen-only mode. If anyone should require operator assistance, please press star then zero on your touch tone telephone. As a reminder, this conference is being recorded. I would now like to turn the conference over to your host, Rick Holley. Sir, you may begin.

Rick Holley (CEO):	Thank you, Amanda. Well, good morning or in the case of the east coast Plum Creekers, good afternoon. As you can tell with the announcement that went out yesterday it’s been a busy time around Plum Creek. We announced a merger of Plum Creek and the Weyerhaeuser Company that will create the world’s premier land and forest products company. This combination creates a $23 billion timber REIT that will own and manage 13.2 million acres of the most productive and diverse timberland in the United States.

We’ll be the biggest, largest timberland owner in the south and also in the pacific northwest, and arguably it’s the largest private timberland owner in the world today. It’ll have best in class management selected from two proven industry leaders. It’ll have the ability to drive performance with best practices and economies of scale. It’ll have a platform for future growth and it’ll have a strong balance sheet, and investment grade credit profile.

Some of you will view this combination as exciting, others not so much. The pluses are the benefits this combination creates for investors, customers and employees. The minus is the fact that Plum Creek, as an independent company, will no longer exist. However, from Weyerhaeuser’s point of view this combination has value beyond the benefits I mentioned.

They see other key assets being our culture, and the people and the company that drive our culture, drive our business model, and also drive how we derive value in the marketplace. They see value in how we steward assets and they certainly see value in the reputation we have with all of our stakeholders. So for Weyerhaeuser this merger, this combination, is more than just about our Timberland assets.

This combination creates value and I think creates opportunity. As you saw in the announcement, I will chair the board of the new company and Doyle Simons, the current CEO of Weyerhaeuser, will be the CEO of the new company. Over the last year or so, I’ve gotten to know Doyle quite well. I like him but more importantly I trust him. And I think he will do a great job in leading the new Weyerhaeuser.

When you get a chance to meet him, I think you’ll feel the same way. He has been the CEO of Weyerhaeuser for a little over two years. Prior to that, he was the CEO of Temple-Inland. Many that follow Weyerhaeuser would say that Doyle has taken a page from the Plum Creek playbook. Actually, I think he has the entire playbook. Weyerhaeuser, under his stewardship, has become a leaner and better run company. It’s more efficient today and seems to have a new sense of urgency to get things done.

They divested their homebuilding business and now it’s the intent to sell their cellulose fibers business. They’ve gotten more efficient in their wood products manufacturing business. They’re just plainly a much better company today than they were in the past.

When you look at this combination from a timberland management standpoint, you can’t help but say wow. Our land bases are very complementary. One can only imagine the opportunities when we get together and apply best practices from both companies across 13.2 million acres.

So, now what happens? First of all, there is still a lot of work to be done to make the merger happen. Both companies will need to get shareholder approval. If all goes well, we would expect the merger to close in late March or early April 2016. Until then Plum Creek and Weyerhaeuser will continue to compete and operate as independent companies.

No doubt the question on everyone’s mind is what does this mean to me? Weyerhaeuser, like Plum Creek, needs to build their bench strength for the future. So in that regard the merger should be very complementary and allow the new company to deal with this issue better. Said in another way, for our resource teams there should be a lot of opportunity. Weyerhaeuser’s much bigger than us in manufacturing. They’re in the lumber business, have 18 plants; OSB business where they have six plants; they have six engineered wood plants; and they have three plywood or veneer plants.

They have a big commitment to manufacturing and our businesses, our manufacturing business, will complement what they already do. With respect to real estate, energy and natural resources and even our rec lease business, this is a place where the expertise of the Plum Creek team can and will add tremendous value to the new company.

Clearly, there will be some activities that are duplicate. As was said in the press release, we will pick the best team. As you saw, the executive management team has been announced. Tom Lindquist, Russell Hagen and Tim Punke will all be on Doyle’s executive team. Jim Kilberg will also be working with Tom in the real estate and energy and natural resource business. See, Plum Creek from day one is represented very well in these important areas.

It will now be the job of these individuals, with help from Doyle and me, to put together their own teams and this will happen over the weeks and several months to come. So let me digress just for a minute. We had a conference call today announcing this merger to investors – kind of an investor call. And it was at 5:30 Pacific Time this morning. I left my house at four o’clock and there’s no Starbucks open at four o’clock in Seattle and we don’t have any waffle houses here so…

But we started very early and what I want to do is share with you, those that didn’t listen to the call, some of the things that Doyle said, his own words on this call, because I think this is very important as we think about this merger. He said, “At Weyerhaeuser, we have long known and respected Rick and his team. Under Rick’s leadership, Plum Creek’s earned a reputation for having exceptional asset performance and a strong commitment to capital allocation. I am excited to partner with him to lead our combined company forward and drive shareholder value.”

Later on he said, “The merger of Weyerhaeuser and Plum Creek is not only an outstanding strategic fit, just as importantly, it is an excellent cultural fit. I look forward to partnering with Rick to successfully integrate our companies and take the best practices from each organization to maximize the value of this powerful combination.”

And later on he said, “Yesterday’s press release included information on the new management team and I could not be more excited about the group we have put together. We’ve drawn from the best talent in each company to select the leadership team with unmatched expertise in the industry. And this team positions us for the future. I’m confident these are the right leaders to take best practices from both companies to achieve our targets, serve our customers and drive shareholder value.”

And lastly he said, “Beyond the senior management, we are excited to partner with all of the talented and hard-working employees of Plum Creek. One of the things that makes this combination so compelling is that Plum Creek and Weyerhaeuser share similar values rooted in safety, integrity and sustainability. We have great respect for the Plum Creek organization and its people, and we know that we have a lot to learn from each other as we seek new and better ways to drive performance.”

So I think as you can see from his comments to investors on the call this morning, not only did he care and respect who we are, what we are as a company and as people and what we do, but he’s totally sincere. Again, I’ve gotten to know Doyle quite well and he’s totally sincere in all of those comments.

So employees in the new company, the new Weyerhaeuser, will be getting detailed information about benefits at a later date. In the meantime, you will continue to be covered under Plum Creek’s plans. At the time of transition, you’ll move to Weyerhaeuser’s health plan, 401K plan and other benefit plans and policies. We have reviewed their benefits and as you’d expect of a company, a large company with over 10,000 employees, they have comprehensive health and retirement benefits. But as you also know benefit plans are complicated – enrollment forms were recently, so you know how complicated they are so there’s no way we can handle all this on the call today.

For any employee who does not have an opportunity in the new company, we will provide severance and out placement support. The terms of these will be substantially the same as severances that we have offered in the past. As I’ve said time and again, our employees are so valuable to us and we will do everything we can to take care of any employee, we’ll do everything, that doesn’t have an opportunity in the new company.

The transition process will take time and I know uncertainty is not something any of us relish. It’s hard asking everyone to be – but for the time being it’s business as usual and I know that’s easier said than done. Times like this can be stressful. I tried to anticipate some of the questions that you might have and answer them on this call today. And done everything possible, we will do everything possible, to keep you up to date on what’s going on. When we know, you will know.

One other thing – questions on the call today happened to be related to Rick Holley. And it’s like, well you’re named as non-executive chair. What does that mean? Is there a time commitment? And in the documents that we signed, the merger agreement, there is a time commitment.

What I said to the investors on the call this morning, to that analyst, was this – Doyle feels very strong in this – Doyle and I will partner to work on the integration and to make this truly the greatest company it can possibly be. And I will do everything I can to do that. I will be part of that team. I will not be an employee, but as non-executive chair I’ll work closely with Doyle, I’ll work closely with the management team and I’ll work closely with the board. And I will serve at the pleasure of the board and its shareholders and I will continue to serve as long as they will have me and as long as I can continue to support the new company and each and every one of you.

So in the meantime, we have a company to run, goals to meet and a year end to get completed. We will go through open enrollment for health care, performance review for merit increases, and all other day-to-day work that we always do. And as I’ve done many, many times before, I’m asking for your continued commitment and I know you’ll do that.

Let me just end by saying this. The story of Plum Creek has many chapters and all of us who came from predecessor companies made our story. The next chapter, although not with Plum Creek’s name, will continue the story. And I think as you learn more about the merger you will agree that it is a very compelling story. I know I’ve talked with pride about how nimble we are, how empowered our employees are, how we act with a sense of urgency. We are decisive. I think those are values that Doyle and his team share as well as you heard from his comments.

We think combining our assets and our culture will make this not only a great landed timber company and a great manufacturing company but truly a world class organization. And thank you for what you do each and every day. And again as I said in the letter to you yesterday those who have questions see your supervisor, talk to HR and feel free, any of you, to come see me or call me as well. We’re all in this together, one big team, and we’ll continue to be an important team working together. Thank you, everyone for your time today.

Operator:	Ladies and gentlemen, thank you for participating in today’s conference. This does conclude today’s program. You may all disconnect. Everyone, have a great day.

END

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Forward Looking Statements

This document contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, as amended. Some of these forward-looking statements can be identified by the use of forward-looking words such as “believes,” “expects,” “may,” “will,” “should,” “seeks,” “approximately,” “intends,” “plans,” “estimates,” “projects,” “strategy,” or “anticipates,” or the negative of those words or other comparable terminology.

The accuracy of such statements is subject to a number of risks, uncertainties and assumptions including, but are not limited to, the following factors: (1) the risk that the conditions to the closing of the transaction are not satisfied, including the risk that required approvals from the shareholders of Weyerhaeuser or Plum Creek for the transaction are not obtained; (2) litigation relating to the transaction; (3) uncertainties as to the timing of the consummation of the transaction and the ability of each party to consummate the transaction; (4) risks that the proposed transaction disrupts the current plans and operations of Weyerhaeuser or Plum Creek; (5) the ability of Weyerhaeuser and Plum Creek to retain and hire key personnel; (6) competitive responses to the proposed transaction; (7) unexpected costs, charges or expenses resulting from the transaction; (8) potential adverse reactions or changes to business relationships resulting from the announcement or completion of the transaction; (9) the combined companies’ ability to achieve the growth prospects and synergies expected from the transaction, as well as delays, challenges and expenses associated with integrating the combined companies’ existing businesses; and (10) legislative, regulatory and economic developments. These risks, as well as other risks associated with the proposed transaction, will be more fully discussed in the joint proxy statement/prospectus that will be included in the Registration Statement on Form S-4 that will be filed with the SEC in connection with the proposed transaction.

In addition, actual results are subject to other risks and uncertainties that relate more broadly to Plum Creek’s overall business, including those more fully described in Plum Creek’s filings with the Securities and Exchange Commission (“SEC”) including its annual report on Form 10-K for the fiscal year ended December 31, 2014, and its quarterly reports filed on Form 10-Q for the current fiscal year, and Weyerhaeuser’s overall business and financial condition, including those more fully described in Weyerhaeuser’s filings with the SEC including its annual report on Form 10-K for the fiscal year ended December 31, 2014, and its quarterly reports filed on Form 10-Q for its current fiscal year. Forward looking statements are not guarantees of performance, and speak only as of the date made, and neither Plum Creek nor its management undertakes any obligation to update or revise any forward-looking statements.

Additional Information And Where To Find It

This document does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The proposed transaction will be submitted to the shareholders of each of Plum Creek and Weyerhaeuser for their consideration. Weyerhaeuser will file with the SEC a Registration Statement on Form S-4 that will include a joint proxy statement/prospectus of Plum Creek and Weyerhaeuser. Each of Plum Creek and Weyerhaeuser will provide the joint proxy statement/prospectus to their respective shareholders. Plum Creek and Weyerhaeuser also plan to file other documents with the SEC regarding the proposed transaction. This document is not a substitute for any prospectus, proxy statement or any other document which Plum Creek or Weyerhaeuser may file with the SEC in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS OF PLUM CREEK AND WEYERHAEUSER ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. You may obtain copies of all documents filed with the SEC regarding this transaction, free of charge, at the SEC’s website (www.sec.gov). In addition, investors and security holders will be able to obtain free copies of the joint proxy statement/prospectus and other documents filed with the SEC by the parties on Plum Creek’s Investor Relations website (www.plumcreek.com/investors) (for documents filed with the SEC by Plum Creek) or on Weyerhaeuser’s investor relations page on its corporate web site (www.weyerhaeuser.com) (for documents filed with the SEC by Weyerhaeuser).

Participants in the Solicitation

Plum Creek, Weyerhaeuser, and certain of their respective directors, executive officers and other members of management and employees, under SEC rules may be deemed to be participants in the solicitation of proxies from Plum Creek and Weyerhaeuser shareholders in connection with the proposed transaction. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of Plum Creek and Weyerhaeuser shareholders in connection with the proposed transaction will be set forth in the joint proxy statement/prospectus when it is filed with the SEC. You can find more detailed information about Plum Creek’s executive officers and directors in its definitive proxy statement filed with the SEC on March 26, 2015. You can find more detailed information about Weyerhaeuser’s executive officers and directors in its definitive proxy statement filed with the SEC on April 1, 2015. Additional information about Plum Creek’s executive officers and directors and Weyerhaeuser’s executive officers and directors can be found in the above-referenced Registration Statement on Form S-4 when it becomes available.